82-4211

Grupo
CONTINENTAL
S.A.

03037038

Oct 27th, 2003.

SEC MAIL PROCESSING
RECEIVED
OCT 3 0 2003
WASH. D.C. 155 SECTION

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

SUPPL

Ladies and Gentlemen:

Enclosed herewith we are sending a printed copy of the consolidated financial statements together with the notes thereto (annexes numbers 1 to 12) of Grupo Continental, S.A., as of September 30, 2003.

The above mentioned information is being provided to mantain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A. (file number 82-4211).

PROCESSED
NOV 06 2003
THOMSON
FINANCIAL

Very truly yours,

Miguel Angel Rábago Vite
Executive Director of Finance

Encl.
MARV'stc
GC'72

10/31

Avenida Hidalgo 2303 ○ C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 ○ C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 ○ Fax: (833) 241-2577

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2003**

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 30 DE SEPTIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**9,116,407**	**100**	**8,745,317**	**100**
2	**ACTIVO CIRCULANTE**	**3,646,037**	**40**	**3,526,171**	**40**
3	EFECTIVO E INVERSIONES TEMPORALES	2,473,255	27	2,245,261	26
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	212,395	2	232,068	3
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	76,245	1	221,586	3
6	INVENTARIOS	876,940	10	820,088	9
7	OTROS ACTIVOS	7,202	0	7,168	0
8	**LARGO PLAZO**	**836,903**	**9**	**790,324**	**9**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	799,976	9	755,799	9
11	OTRAS INVERSIONES	36,927	0	34,525	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**4,072,221**	**45**	**3,714,627**	**42**
13	INMUEBLES	2,500,971	27	2,246,514	26
14	MAQUINARIA Y EQUIPO INDUSTRIAL	2,461,007	27	2,256,321	26
15	OTROS EQUIPOS	2,091,452	23	2,053,577	23
16	DEPRECIACION ACUMULADA	3,044,580	33	2,880,309	33
17	CONSTRUCCIONES EN PROCESO	63,371	1	38,524	0
18	**ACTIVO DIFERIDO (NETO)**	**559,445**	**6**	**712,458**	**8**
19	**OTROS ACTIVOS**	**1,801**	**0**	**1,737**	**0**
20	**PASIVO TOTAL**	**1,769,578**	**100**	**1,952,032**	**100**
21	**PASIVO CIRCULANTE**	**708,605**	**40**	**791,068**	**41**
22	PROVEEDORES	296,569	17	280,299	14
23	CREDITOS BANCARIOS	0	0	0	0
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	85,473	5	155,353	8
26	OTROS PASIVOS CIRCULANTES	326,563	18	355,416	18
27	**PASIVO A LARGO PLAZO**	**0**	**0**	**0**	**0**
28	CREDITOS BANCARIOS	0	0	0	0
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**925,976**	**52**	**924,392**	**47**
32	**OTROS PASIVOS**	**134,997**	**8**	**236,572**	**12**
33	**CAPITAL CONTABLE**	**7,346,829**	**100**	**6,793,285**	**100**
34	**PARTICIPACION MINORITARIA**	**3,163**		**4,218**	
35	**CAPITAL CONTABLE MAYORITARIO**	**7,343,666**	**100**	**6,789,067**	**100**
36	**CAPITAL CONTRIBUIDO**	**833,761**	**11**	**833,657**	**12**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	15,000	0	15,000	0
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	784,670	11	784,670	12
39	PRIMA EN VENTA DE ACCIONES	34,091	0	33,987	1
40	APORTACIONES PARA FUTUROS AUMENTOS DE	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**6,509,905**	**89**	**5,955,410**	**88**
42	RESULTADOS ACUMULADOS Y RESERVA DE	6,953,124	95	6,223,852	92
43	RESERVA PARA RECOMPRA DE ACCIONES	236,987	3	236,233	3
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(1,551,609)	(21)	(1,525,269)	(22)
45	**RESULTADO NETO DEL EJERCICIO**	871,403	12	1,020,594	15

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2003**

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**2,473,255**	**100**	**2,245,261**	
46	EFECTIVO	52,301	2	58,520	3
47	INVERSIONES TEMPORALES	2,420,954	98	2,186,741	97
18	**CARGOS DIFERIDOS**	**559,445**	**100**	**712,458**	**100**
48	GASTOS AMORTIZABLES (NETO)	67,488	12	188,136	26
49	CREDITO MERCANTIL	491,957	88	524,322	74
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**708,605**	**100**	**791,068**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	25,341	4	23,304	3
53	PASIVOS EN MONEDA NACIONAL	683,264	96	767,764	97
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**326,563**	**100**	**355,416**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	0	0	0	0
58	OTROS PASIVOS CIRCULANTES SIN COSTO	326,563	100	355,416	100
27	**PASIVO A LARGO PLAZO**	**0**	**100**	**0**	**100**
59	PASIVO EN MONEDA EXTRANJERA	0	0	0	0
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**0**	**100**	**0**	**100**
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**925,976**	**100**	**924,392**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	925,976	100	924,392	100
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**134,997**	**100**	**236,572**	**100**
68	RESERVAS	134,997	100	236,572	100
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(1,551,609)**	**100**	**(1,525,269)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETA-RIOS	(1,551,609)	(100)	(1,525,269)	(100)

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

TRIMESTRE: **3** AÑO: **2003**

ESTADO DE SITUACION FINANCIERA

CONSOLIDADO

OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	2,937,432	2,735,103
73	FONDO PARA PENSIONES Y PRIMA DE	0	0
74	NUMERO DE FUNCIONARIOS (*)	64	64
75	NUMERO DE EMPLEADOS (*)	4,879	5,044
76	NUMERO DE OBREROS (*)	9,522	9,409
77	NUMERO DE ACCIONES EN CIRCULACION	749,980,000	749,956,800
78	NUMERO DE ACCIONES RECOMPRADAS (*)	20,000	43,200

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: 3 AÑO: 2003
GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2003 Y 2002
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**7,447,820**	**100**	**7,618,810**	**100**
2	COSTO DE VENTAS	3,441,763	46	3,290,169	43
3	**RESULTADO BRUTO**	**4,006,057**	**54**	**4,328,641**	**57**
4	GASTOS DE	2,714,162	36	2,763,957	36
5	**RESULTADO DE OPERACION**	**1,291,895**	**17**	**1,564,684**	**21**
6	COSTO INTEGRAL DE FINANCIAMIENTO	(96,969)	(1)	(99,941)	(1)
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**1,388,864**	**19**	**1,664,625**	**22**
8	OTRAS OPERACIONES FINANCIERAS	(13,520)	0	(21,995)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**1,402,384**	**19**	**1,686,620**	**22**
10	PROVISION PARA IMPUESTOS Y P.T.U.	630,035	8	738,283	10
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**772,349**	**10**	**948,337**	**12**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	99,460	1	71,223	1
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**871,809**	**12**	**1,019,560**	**13**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**871,809**	**12**	**1,019,560**	**13**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**871,809**	**12**	**1,019,560**	**13**
19	PARTICIPACION MINORITARIA	406		(1,034)	0
20	**RESULTADO NETO MAYORITARIO**	**871,403**	**12**	**1,020,594**	**13**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2003**

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**7,447,820**	**100**	**7,618,810**	**100**
21	NACIONALES	7,447,521	100	7,618,394	100
22	EXTRANJERAS	299	0	416	0
23	CONVERSION EN DOLARES (***)	27	0	41	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**(96,969)**	**100**	**(99,941)**	**100**
24	INTERESES PAGADOS	9,011	9	10,193	10
25	PERDIDA EN CAMBIOS	338	0	1,004	1
26	INTERESES GANADOS	53,581	55	63,424	63
27	GANANCIA EN CAMBIOS	99,616	103	108,273	108
28	RESULTADO POR POSICION MONETARIA	46,879	48	60,559	61
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(13,520)**	**100**	**(21,995)**	
29	OTROS GASTOS Y (PRODUCTOS) NETO	(13,520)	(100)	(21,995)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**630,035**	**100**	**738,283**	**100**
32	I.S.R.	470,338	75	603,015	82
33	I.S.R. DIFERIDO	34,527	5	(31,271)	(4)
34	P.T.U.	125,106	20	166,900	23
35	P.T.U. DIFERIDA	64	0	(361)	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2003**

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	7,568,008	7,695,782
37	RESULTADO FISCAL DEL EJERCICIO	887,972	1,040,224
38	VENTAS NETAS (**)	9,814,877	10,088,769
39	RESULTADO DE OPERACION (**)	1,681,960	1,992,335
40	RESULTADO NETO MAYORITARIO (**)	1,147,068	1,305,914
41	RESULTADO NETO (**)	1,146,012	1,304,302

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: CONTAL TRIMESTRE: 3 AÑO: 2003

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**2,562,082**	**100**	**2,602,768**	**100**
2	COSTO DE VENTAS	1,197,216	47	1,131,348	43
3	**RESULTADO BRUTO**	**1,364,866**	**53**	**1,471,420**	**57**
4	GASTOS DE	899,132	35	947,275	36
5	**RESULTADO DE OPERACION**	**465,734**	**18**	**524,145**	**20**
6	COSTO INTEGRAL DE FINANCIAMIENTO	(79,942)	(3)	(19,415)	(1)
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**545,676**	**21**	**543,560**	**21**
8	OTRAS OPERACIONES FINANCIERAS	(5,743)	0	(8,059)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**551,419**	**22**	**551,619**	**21**
10	PROVISION PARA IMPUESTOS Y P.T.U.	243,417	10	220,192	8
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**308,002**	**12**	**331,427**	**13**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	35,728	1	25,977	1
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**343,730**	**13**	**357,404**	**14**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**343,730**	**13**	**357,404**	**14**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**343,730**	**13**	**357,404**	**14**
19	PARTICIPACION MINORITARIA	(206)		(1,434)	0
20	**RESULTADO NETO MAYORITARIO**	**343,936**	**13**	**358,838**	**14**

82-4211

CLAVE DE COTIZACION: CONTAL

GRUPO CONTINENTAL, S.A.

TRIMESTRE: 3 AÑO: **2003**

ESTADO DE RESULTADOS TRIMESTRAL

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**2,562,082**	**100**	**2,602,768**	**100**
21	NACIONALES	2,561,961	100	2,602,504	100
22	EXTRANJERAS	121	0	264	0
23	CONVERSION EN DOLARES (***)	10	0	26	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**(79,942)**	**100**	**(19,415)**	**100**
24	INTERESES PAGADOS	2,701	3	3,965	20
25	PERDIDA EN CAMBIOS	3	0	(19,920)	(103)
26	INTERESES GANADOS	11,575	14	21,504	111
27	GANANCIA EN CAMBIOS	91,297	114	2,988	15
28	RESULTADO POR POSICION MONETARIA	20,226	25	21,032	108
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(5,743)**	**100**	**(8,059)**	
29	OTROS GASTOS Y (PRODUCTOS) NETO	(5,743)	(100)	(8,059)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**243,417**	**100**	**220,192**	**100**
32	I.S.R.	188,387	77	193,436	88
33	I.S.R. DIFERIDO	10,358	4	(24,975)	(11)
34	P.T.U.	44,654	18	51,522	23
35	P.T.U. DIFERIDA	18	0	209	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: CONTAL
GRUPO CONTINENTAL, S.A.

TRIMESTRE: 3 AÑO: 2003

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2003 Y 2002
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**871,809**	**1,019,560**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	184,968	133,760
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICI(**	**1,056,777**	**1,153,320**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(49,179)	82,916
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**1,007,598**	**1,236,236**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	63,434	28,501
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(567,003)	(596,759)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(503,569)**	**(568,258)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(420,529)**	**(267,037)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO INVERSIONES TEMPORALES	83,500	400,941
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO PERIODO	2,389,755	1,844,320
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO	2,473,255	2,245,261

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: AÑO: **2003**

GRUPO CONTINENTAL, S.A.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**184,968**	**133,760**
13	+ DEPRECIACION Y AMORTIZACION DEL	240,532	226,555
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA Y PRIMA DE ANTIGUEDAD	9,654	9,190
15	+ (-) PERDIDA (GANANCIA) NETA EN	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	(65,218)	(101,985)
40	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(49,179)**	**82,916**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS COBRAR	21,406	84,775
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(54,714)	38,825
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS POR COBRAR Y OTROS ACTIVOS	0	0
21	+ (-) INCREMENTO (DECREMENTO) EN	(23,949)	(112,870)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS	8,078	72,186
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**63,434**	**28,501**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	0	0
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	91,346	79,530
26	+ OTROS FINANCIAMIENTOS	0	0
27	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
29	(-) AMORTIZACION DE OTROS	(27,912)	(51,029)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(567,003)**	**(596,759)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	(567,003)	(596,759)
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(420,529)**	**(267,037)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES ACCS. CON CARACTER PERMANENTE	0	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y	(420,529)	(282,982)
36	(-) INCREMENTO EN CONSTRUCCIONES EN	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	0	15,945

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

TRIMESTRE: **3** AÑO: **2003**

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	11.71	%	13.38	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	15.62	%	19.24	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	12.57	%	14.91	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	44.39	%	51.12	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(5.38)	%	(5.94)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	1.08	veces	1.15	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	2.41	veces	2.72	veces
8	ROTACION DE INVENTARIOS (**)	5.14	veces	5.25	veces
9	DIAS DE VENTAS POR COBRAR	7	días	7	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.00	%	0.00	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	19.41	%	22.32	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.24	veces	0.29	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	1.43	%	1.19	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	0.00	%	0.00	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	143.37	veces	153.51	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	5.55	veces	5.17	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	5.15	veces	4.46	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A CIRCULANTE	3.91	veces	3.42	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	2.06	veces	1.81	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	349.03	%	283.83	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A NETAS	14.19	%	15.14	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(0.66)	%	1.09	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	111.82	veces	121.28	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(12.60)	%	(5.02)	%
25	FINANCIAMIENTO PROPIO A RECURSOS (UTIL.) POR FINAN.	112.60	%	105.02	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	100.00	%	105.97	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2003**

GRUPO CONTINENTAL, S.A.

DATOS POR ACCION

INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 1.53	$ 1.74
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00	$ .00
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00	$ .00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ 1.53	$ 1.71
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00	$ .00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00	$ .00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00	$ .00
8	VALOR EN LIBROS POR ACCION	$ 9.79	$ 9.05
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .75	$ .75
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR LIBROS	1.66 veces	1.96 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION ORDINARIA (**)	10.66 veces	10.17 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00 veces	.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

S-32 OTROS PASIVOS:

LOS PASIVOS POR PRIMA DE ANTIGÜEDAD Y PLAN DE PENSIONES DERIVADOS DE LA APLICACION DEL BOLETIN D-3 DEL IMCP SON:

PLAN DE PENSIONES	$ 71,575
PRIMA DE ANTIGÜEDAD	63,422
	$ 134,997

S-42 RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL:

RESULTADO DE EJERCICIOS ANTERIORES	$ 6,909,073
RESERVA LEGAL	44,051
	$ 6,953,124

S-43 RESERVA PARA RECOMPRA DE ACCIONES PROPIAS:

ESTATUTARIAMENTE LA EMPRESA TIENE ESTABLECIDA UNA RESERVA PARA RECOMPRA DE SUS PROPIAS ACCIONES, CUYO IMPORTE SE MUESTRA EN EL RENGLON S-43 DE LOS ESTADOS FINANCIEROS, COMO SIGUE:

RESUMEN:

IMPORTE HISTORICO DE LA RESERVA	$ 150,000
ACTUALIZACION POR REEXPRESION	87,310
IMPORTE NETO APLICADO A LA RECOMPRA	(322)
COMISIONES PAGADAS	(1)
TOTAL	$ 236,987

AL 30 DE SEPTIEMBRE DE 2003 LA EMPRESA POSEIA 20,000 ACCIONES PROPIAS RECOMPRADAS. LA FECHA LIMITE PARA SU RECOLOCACION SERA EN DICIEMBRE DE 2003.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

S-71 RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS:

RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	$ (588,389)
EFECTO ACUMULADO DE IMPUESTO SOBRE LA RENTA DIFERIDO	(963,220)
	$ (1,551,609)

S-31 CREDITOS DIFERIDOS:

S-66 IMPUESTOS DIFERIDOS:

EN ESTOS RENGLONES SE INCLUYE UN PASIVO POR:

ISR DIFERIDO (D-4)	$ 844,575
ISR DIFERIDO FISCAL	79,860
PTU DIFERIDO (D-4)	1,541
	$ 925,976

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

CONSOLIDADO
Impresión Final

ESCENARIO ECONOMICO

A más de 2 años del suceso ocurrido en Nueva York el 11 de septiembre, la economía mundial y la política internacional siguen mostrando falta de confianza en el largo plazo.

Aun cuando los Estados Unidos muestran una ligera recuperación económica basada en el consumo y el gasto militar, este tipo de crecimiento tiene un mínimo impacto multiplicador sobre otras economías.

En las últimas semanas, la Secretaría de Hacienda y Crédito Público anunció su posición oficial al disminuir el crecimiento esperado del PIB para el 2003; ahora se habla de un 1.5% en lugar del 3% original.

Sin las reformas estructurales en México y el crecimiento sostenido de la economía de los Estados Unidos, las expectativas de crecimiento y consumo son inerciales.

En nuestro país el sector de bebidas no alcohólicas sigue mostrando márgenes de rentabilidad superiores a la mayoría de las otras industrias, con un promedio del 16% de utilidad de operación en relación a las ventas.

En Grupo Continental, mantenemos este indicador en un 17.3%, gracias a la innovación, la calidad, el servicio diferenciado a nuestros clientes y a la lealtad de nuestros consumidores. Nuestras empresas continúan actuando en el entorno de una economía formal, con indiscutible responsabilidad fiscal, laboral, ecológica y social.

LA OPERACION Y SUS RESULTADOS

El volumen de ventas en el periodo enero-septiembre, incluyendo bonificaciones y muestreos, ascendió a 269 millones de cajas unidad, 3.3% más que el año pasado.

Hemos realizado 406 lanzamientos de empaques y/o productos al mercado en los 9 meses del año. Coca-Cola Vainilla fue un éxito en la zona metropolitana de Guadalajara, por lo que decidimos ampliar la cobertura en el resto de nuestros territorios. Este producto tiene ahora presencia nacional.

Se han realizado 11 campañas promocionales, 7 al consumidor, 3 al detallista y una de imagen. Estas campañas son para todos nuestros productos, con un especial énfasis a nuestra marca Coca-Cola.

Continuamos incrementando los programas de capacitación para los pequeños clientes y el sistema de mercadotecnia por canal.

Siguiendo con la racionalización y modernización de nuestros Centros de Producción, el pasado 15 de septiembre inició operaciones una nueva Mega-Planta en la ciudad de Aguascalientes, que sustituirá a la embotelladora construida en el año de 1972.

RECURSOS DE CAPITAL

Las inversiones en infraestructura ascendieron a 470 millones de pesos, liquidadas con el flujo de operación.

Las principales inversiones se refieren a la instalación de dos nuevas líneas de embotellado para agua Ciel en garrafón y una para refrescos, el acondicionamiento de varias líneas de producción para trabajar con tamaños mayores, la construcción de la Mega-Planta en la ciudad de Aguascalientes y los Centros de Distribución en Manzanillo, Rioverde y Guadalajara. Además, se hicieron inversiones en varias embotelladoras para incrementar la capacidad de producción en envase de vidrio y plástico retornable.

Continuamos con nuestro programa de inversión en equipos de refrigeración, vehículos de diferentes características destinados a la flotilla de distribución, carrocerías, vehículos de servicio y montacargas. Adquirimos terrenos para futuros Centros de Producción y de Distribución.

LIQUIDEZ

El flujo de operación sigue siendo superior al 20% de las ventas, manteniéndose en un nivel muy atractivo para nuestros accionistas, ya que permite reinvertir en el negocio, mantener una reserva estratégica y no tener deuda con costo.

ACTIVIDADES DE LA COMPAÑIA

Grupo Continental, S.A. (la "Compañía") es una sociedad controladora de compañías cuya actividad principal es la fabricación y venta de refrescos y agua purificada, a través de 17 franquicias otorgadas por The Coca-Cola Company que operan en siete Estados de la República Mexicana.

NOTAS A LOS ESTADOS FINANCIEROS

NOTA 1. PRINCIPALES POLITICAS CONTABLES y FINANCIERAS

BASES DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos y resultados de la Compañía y sus subsidiarias, en donde posee más del 50% de su capital social. Todos los saldos y operaciones importantes intercompañías han sido eliminados en la consolidación.

Las subsidiarias de Grupo Continental, S.A., incluidas en la consolidación, aparecen listadas en el anexo 3 de esta información.

A continuación se resumen las políticas de contabilidad más importantes, las cuales están de acuerdo con los principios de contabilidad generalmente aceptados:

a) Reconocimiento de los efectos de la inflación

La Compañía y sus subsidiarias consolidadas actualizan en términos de poder adquisitivo de la moneda al cierre del último ejercicio todos los estados financieros, reconociendo así los efectos de la inflación, aplicando factores derivados del Indice Nacional de Precios al Consumidor (INPC), publicado por el Banco de México. Por lo tanto, las cifras de los estados financieros son comparables entre sí y con el año anterior que se presenta, al estar expresados en pesos del mismo poder adquisitivo.

b) Efectivo e inversiones temporales

El efectivo y las inversiones temporales consisten en efectivo e inversiones a la vista, las cuales generan intereses a tasas variables. Las inversiones a la vista se expresan al costo, el cual es semejante a su valor de mercado.

c) Inventarios y costo de ventas

Los inventarios se expresan a su valor actualizado de reposición y producción, que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al momento de la venta.

d) Inversiones

Las inversiones en acciones de subsidiarias y asociadas que posee la Compañía, se valúan por el método de participación para efectos de su presentación en los estados financieros individuales. Las otras inversiones en acciones se valúan al costo actualizado al cierre del ejercicio, utilizando para tal efecto un factor derivado del INPC.

e) Inmuebles, maquinaria y equipo

Los activos se registran a su costo de adquisición. Las adquisiciones, se actualizan a partir de su fecha de adquisición mediante la aplicación de factores derivados del INPC. La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

f) Costo de cajas y envases retornables

El inventario de cajas y envases retornables se expresa a su costo de reposición o valor de depósito, el que sea menor. Cuando las cajas y envases se rompen son cargados a los resultados como gastos de venta o generales (el envase roto durante la producción es cargado al costo de ventas). Estos cargos a resultados no serían diferentes de los que resultarían si el valor de las cajas y envases fuera amortizado en el período estimado de su vida útil de aproximadamente 4 años.

El costo del envase entregado a clientes sin cargo alguno en relación con campañas promocionales de nuevas presentaciones (neto de los importes recibidos de The Coca-Cola Company, basados en los acuerdos de publicidad compartida) es cargado a los resultados del año en que se incurren, formando parte de los gastos de venta y de publicidad. Hasta el 31 de diciembre de 2002, el costo de dicho envase era capitalizado y se incluía en el renglón de otros activos no circulantes dentro del balance general consolidado y era amortizado con base en la vida útil estimada mencionada en el párrafo anterior.

g) Crédito mercantil

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones de subsidiarias y asociadas adquiridas. Se actualiza aplicando a los importes históricos, factores derivados del INPC y se amortiza en línea recta en un período no mayor de 20 años.

h) Impuesto sobre la renta (ISR) y participación de los trabajadores en las utilidades (PTU)

El ISR y PTU cargados a los resultados del año se basan en los criterios establecidos en el Boletín D-4, "Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad", emitido por la Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos. El método que se establece en este boletín para determinar la base de cálculo del impuesto sobre la renta diferido, consiste en comparar los valores contables y fiscales de los activos y pasivos. A las diferencias temporales resultantes, se les aplica la tasa de ISR que estará vigente al momento en que se estima que éstas se recuperarán o liquidarán y se reconoce un activo o pasivo diferido. El impuesto al activo causado, así como el que se tenga pendiente de compensar de ejercicios anteriores, representa un anticipo de impuesto sobre la renta. Deben reconocerse activos o pasivos diferidos por las diferencias temporales en el cálculo de la Participación de los Trabajadores en las Utilidades que se presuma que provocarán un beneficio o que se pagarán en el futuro.

i) Compensaciones al personal

Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicios, se reconocen como costo desde el primer año de antigüedad a

través del registro de una provisión determinada con base en un estudio actuarial.

En la mayoría de las subsidiarias de la Compañía se tienen establecidos planes de retiro para empleados no sindicalizados. De acuerdo con estos planes de pensiones, los empleados elegibles son aquellos que tienen como mínimo 10 años de servicios y 60 años de edad, y la pensión permanece vigente por lo menos durante los diez años siguientes y hasta la muerte del empleado. El monto de los pagos de acuerdo con los beneficios de los planes, se basa en el sueldo promedio de los últimos doce meses de servicio, reducido por el importe pagado a los empleados por el Instituto Mexicano del Seguro Social. Las subsidiarias efectúan contribuciones anuales a los fondos en fideicomiso irrevocables basados en cálculos actuariales.

De acuerdo con el contrato colectivo de trabajo de dos subsidiarias, éstas conceden jubilaciones a sus trabajadores sindicalizados que hubieran cumplido por lo menos 60 años de edad y que tuvieran 25 años de servicios ininterrumpidos en la empresa. El importe de la jubilación será equivalente al 50% del salario al momento del retiro.

El costo de las primas de antigüedad y de los planes de pensiones y jubilaciones se determina con base en cálculos actuariales de acuerdo a lo establecido en el Boletín D-3, "Obligaciones laborales", emitido por el Instituto Mexicano de Contadores Públicos. Dicho boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y sólo se acepta el método actuarial de cálculo sobre la base de servicios cumplidos con sueldos proyectados.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan a los resultados en el año en que se vuelven exigibles.

j) Transacciones en dólares (ver anexo 6)

Las transacciones en dólares se registran al tipo de cambio vigente en la fecha de su concertación. Los activos y pasivos en dicha moneda se expresan en moneda nacional al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del período, se aplican a los resultados.

k) Actualización de la inversión de los accionistas

Los rubros de la inversión de los accionistas se actualizan aplicando a los importes históricos, factores derivados del INPC. Los valores actualizados representan la inversión de los accionistas en términos de poder adquisitivo al final del ejercicio.

El exceso o insuficiencia en la actualización de la inversión de los accionistas, representa el grado en que la Compañía ha logrado o no ha logrado conservar el poder adquisitivo general de las aportaciones de los accionistas y de los resultados obtenidos. Este concepto está representado principalmente por el resultado por tenencia de activos no monetarios y su correspondiente efecto en los resultados cuando los activos son consumidos, el cual se

determina comparando los valores de reposición de los activos no monetarios con los valores que se obtienen de aplicar factores derivados del INPC a los mismos activos.

l) Utilidad integral

La "utilidad integral" representa el resultado de la actuación total de la Compañía durante los ejercicios que se presentan. Este concepto está representado por la utilidad neta, más los efectos del resultado por tenencia de activos no monetarios e impuesto sobre la renta diferido que, de acuerdo con los principios de contabilidad aplicables, se llevaron directamente a la inversión de los accionistas.

m) Resultado monetario

El resultado monetario representa el efecto de la inflación, medida en términos del INPC, en el neto de los activos y pasivos monetarios al inicio de cada mes, el cual se carga o acredita íntegramente a los resultados, formando parte del costo integral de financiamiento.

n) Gastos de publicidad y promoción

Durante los ejercicios que cubren estos estados financieros consolidados, y con base en presupuestos anuales cooperativos de publicidad y propaganda, The Coca-Cola Company ha hecho pagos compartidos por aproximadamente el 50% de ciertos programas de publicidad y propaganda, incluyendo el costo de cajas y envases introducidos en el mercado sin cargo alguno a los clientes y, la Compañía, al igual que otros embotelladores de Coca-Cola, ha hecho pagos compartidos en relación con campañas nacionales de publicidad, basados en la población de sus respectivos territorios, por aproximadamente el 50% del costo de dichas campañas. Los gastos de publicidad y promoción solamente reflejan la parte de estos gastos que le corresponden a la Compañía. Los pagos efectuados por la Compañía por cuenta de The Coca-Cola Company se registran como cuentas por cobrar y no tienen efecto en los resultados. Estas cuentas por cobrar son pagadas por The Coca-Cola Company en un plazo de 60 días en promedio.

o) Utilidad básica por acción

La utilidad básica por acción se calcula dividiendo la utilidad neta (participación mayoritaria), entre el promedio ponderado de las acciones en circulación durante cada ejercicio que se presenta. El promedio de las acciones en circulación son 749,980,000 al 30 de septiembre de 2003, y 749,867,836 al 30 de septiembre de 2002.

NOTA 2. INMUEBLES, MAQUINARIA Y EQUIPO

	30 de septiembre de 2003
Edificios	$ 1,794,563
Equipo de fábrica	2,273,770
Equipo anticontaminante	91,612
Equipo de transporte	1,571,308
Mobiliario y otros equipos	512,963
	6,244,216
Depreciación acumulada	(3,044,580)
	3,199,636
Terrenos	661,957
Obras y equipo en proceso y anticipos	210,628
	$ 4,072,221

La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

Los diferentes conceptos de activo fijo se deprecian en base a las siguientes:

TASAS DE DEPRECIACIÓN ANUAL PROMEDIO

· Inmuebles (edificios)	2.4%
· Maquinaria (equipo de fábrica)	6.0%
· Equipo anticontaminante	4.7%
· Equipo de transporte	6.7%
· Mobiliario y otros equipos	12.3%

NOTA 3. CREDITOS BURSÁTILES

N/A

NOTA 4. PASIVO CONTINGENTE

Los pasivos por prima de antigüedad y plan de pensiones derivados de la aplicación del boletín D-3 del IMCP son:

Plan de pensiones	$ 71,575
Prima de antigüedad	63,422
	$ 134,997

NOTA 5. CAPITAL CONTABLE

INVERSIÓN DE LOS ACCIONISTAS

El capital social de la compañía está representando por 750,000,000 acciones ordinarias de libre suscripción, nominativas, con valor nominal de dos centavos cada una, totalmente suscritas y pagadas.

Al 30 de septiembre del 2003, la empresa poseía 20,000 acciones propias recompradas y la fecha límite para su recolocación será en diciembre del 2003.

Las utilidades acumuladas, incluyendo las que han sido capitalizadas, están sujetas al pago de impuestos en caso de su distribución en efectivo, excepto que provengan de la cuenta de utilidad fiscal neta (CUFIN). Así mismo, los reembolsos de capital que excedan proporcionalmente a la cuenta de capital aportado (CUCA) se consideran distribución de utilidades sujetas al tratamiento mencionado y, en su caso, al pago de impuestos.

La utilidad neta de la Compañía y de cada subsidiaria está sujeta a la aplicación del 5% a la reserva legal hasta que ésta represente el 20% del capital social. Al 30 de septiembre de 2003, la reserva legal de la Compañía ascendía a 3 millones de pesos nominales, que representa el 20% del valor nominal del capital social. La reserva legal no es susceptible de distribución en efectivo, pero puede ser capitalizada, y se incluye en los resultados acumulados. La reserva legal está incluida en el renglón S-42 Resultados Acumulados y Reserva de Capital del Estado de situación Financiera Consolidado.

INTERES MINORITARIO

La Compañía posee prácticamente el 100% del capital social de sus subsidiarias y el 51% de Servicios Ejecutivos Continental, S.A. El interés minoritario representa la participación en esta subsidiaria que poseen los accionistas minoritarios, y se presenta en el balance general consolidado después de la participación mayoritaria. El estado consolidado de resultados presenta la utilidad neta consolidada total, y la distribución en la participación mayoritaria y minoritaria se presenta después de la utilidad neta consolidada.

NOTA 6. RESERVA PARA RECOMPRA DE ACCIONES

Estatutariamente la Empresa tiene establecida una reserva para recompra de sus propias acciones, cuyo importe se incluye en el renglón S-43 de los estados financieros, como sigue:

RESUMEN:

Importe histórico de la reserva	$ 150,000
Actualización por reexpresión	87,310
Importe neto aplicado a la recompra	(322)
Comisiones pagadas	(1)
T O T A L	$ 236,987

Al 30 de septiembre de 2003 la empresa poseía 20,000 acciones propias recompradas. La fecha límite para su recolocación será en diciembre del 2003.

NOTA 7. COSTO INTEGRAL DE FINANCIAMIENTO

(Ver desglose de los principales conceptos en el estado de resultados consolidado).

Nota 8. IMPUESTOS DIFERIDOS

A continuación se muestran los efectos acumulados al 30 de septiembre del 2003.

S-71 Resultado por tenencia de activos no monetarios:

Resultados por tenencia de activos no Monetarios	$ (588,389)
Efecto acumulado del impuesto sobre la renta diferido (D-4)	(963,220)
	$ (1,551,609)

S-31 Créditos diferidos:
S-66 Impuestos diferidos:

En estos renglones se incluye un pasivo por:

ISR diferido (D-4)	$ 844,575
ISR diferido fiscal	79,860
PTU diferido (D-4)	1,541
	$ 925,976

NOTA 9. PARTIDAS EXTRAORDINARIAS

N/A

NOTA 10. OPERACIONES DISCONTINUADAS

N/A

NOTA 11. EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD.

N/A

NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA (1)

NOTA 12. RESULTADOS NETOS MENSUALES (HISTORICO Y ACTUALIZADO)

ULTIMOS 12 MESES

MES	RESULTADO NETO MAYORITARIO DEL EJERCICIO ACUMULADO HISTORICO	RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL HISTORICO	INDICE AL CIERRE	INDICE DE ORIGEN	RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL ACTUALIZADO
Oct-02	96,233	96,233	105.275	101.636	99,679
Nov-02	154,829	58,596	105.275	102.458	60,207
Dic-02	268,000	113,171	105.275	102.904	115,779
Ene-03	386,133	118,133	105.275	103.320	120,368
Feb-03	448,379	62,246	105.275	103.607	63,248
Mar-03	486,104	37,725	105.275	104.261	38,092
Abr-03	551,662	65,558	105.275	104.439	66,083
May-03	673,653	121,991	105.275	104.102	123,366
Jun-03	788,762	115,109	105.275	104.188	116,310
Jul-03	892,103	103,341	105.275	104.339	104,268
Ago-03	1,051,860	159,757	105.275	104.652	160,708
Sep-03	1,130,820	78,960	105.275	105.275	78,960
		1,130,820			1,147,068

NOTA 13. EVENTO RELEVANTE

N/A

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

TRIMESTRE: **3** AÑO: **2003**

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 EMBOTELLADORA AGUASCALIENTES, S.A. DE C.V.	EMBOTELLADORA	149,999	99.99	8,422	156,362
2 EMBOTELLADORA AMECA, S.A. DE C.V.	EMBOTELLADORA	49,999	99.99	164	113,774
3 EMBOTELLADORA DE COAHUILA, S.A. DE C.V.	EMBOTELLADORA	149,999	99.99	14,026	129,849
4 EMBOTELLADORA GOMEZ PALACIO, S.A. DE C.V.	EMBOTELLADORA	499,999	99.99	4,494	110,611
5 EMBOTELLADORA GUADIANA, S.A. DE C.V.	EMBOTELLADORA	119,999	99.99	7,723	109,649
6 EMBOTELLADORA GUADALUPE VICTORIA, S.A. DE C.V.	EMBOTELLADORA	17,499,999	99.99	19,673	129,149
7 EMBOTELLADORA LA BUFA, S.A. DE C.V.	EMBOTELLADORA	12,999,999	99.99	15,639	126,514
8 EMBOTELLADORA LA FAVORITA, S.A. DE C.V.	EMBOTELLADORA	11,082,060	99.99	17,773	531,960
9 EMBOTELLADORA LAGUNERA, S.A. DE C.V.	EMBOTELLADORA	1,904,999	99.99	5,571	143,271
10 EMBOTELLADORA LAS TROJES, S.A. DE C.V.	EMBOTELLADORA	13,637,027	99.99	16,508	171,164
11 EMBOTELLADORA LOS ALTOS, S.A. DE C.V.	EMBOTELLADORA	349,999	99.99	5,676	145,714
12 EMBOTELLADORA RIO VERDE, S.A. DE C.V.	EMBOTELLADORA	49,999	99.99	1,410	35,486
13 EMBOTELLADORA SAN LUIS, S.A. DE C.V.	EMBOTELLADORA	99,999	99.99	8,712	153,250
14 EMBOTELLADORA TANGAMANGA, S.A. DE C.V.	EMBOTELLADORA	50,409,118	99.99	18,536	223,436
15 EMBOTELLADORA FRESNILLO, S.A. DE C.V.	EMBOTELLADORA	849,999	99.99	3,176	95,640
16 EMBOTELLADORA ZAPOPAN, S.A. DE C.V.	EMBOTELLADORA	18,999,999	99.99	22,038	211,034
17 EMBOTELLADORA DE TECOMAN, S.A. DE C.V.	EMBOTELLADORA	33,391,749	99.99	159,791	186,566
18 INMOBILIARIA FAVORITA, S.A. DE C.V.	INMOBILIARIA	18,290,060	99.99	23,969	557,926
19 FOMENTO DE AGUASCALIENTES, S.A. DE C.V.	INMOBILIARIA	17,203,089	99.99	14,315	150,871
20 CONCENTRADOS INDUSTRIALES, S.A. DE C.V.	CONCENTRADOS Y ESP. QUIMICAS	499,999	99.99	846	19,369
21 FOMENTO DURANGO, S.A. DE C.V.	INMOBILIARIA	2,108,017	99.99	568	110,416
22 FOMENTO MAYRAN, S.A. DE C.V.	INMOBILIARIA	2,130,817	99.99	1,033	85,597
23 FOMENTO POTOSINO, S.A. DE C.V.	INMOBILIARIA	49,999	99.99	475	24,338
24 FOMENTO RIO NAZAS, S.A. DE C.V.	INMOBILIARIA	49,999	99.99	1,315	34,493
25 FOMENTO SAN LUIS, S.A. DE C.V.	INMOBILIARIA	52,370,655	99.99	50,853	142,974

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2003**

GRUPO CONTINENTAL, S.A.

RELACION DE INVERSIONES EN ACCIONES

PAGINA 2

ANEXO 3 **CONSOLIDADO**

Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
26 FOMENTO ZACATECANO, S.A. DE C.V.	INMOBILIARIA	7,559,999	99.99	10,024	85,283
27 GROSSMAN Y ASOCIADOS, S.A. DE C.V.	INMOBILIARIA	109,999	99.99	2,281	129,029
28 SOCIEDAD INDUSTRIAL, S.A. DE C.V.	EMPRESA DE SERVICIOS	77,789,998	99.99	76,442	387,312
29 SERVICIOS EJECUTIVOS CONTINENTAL, S.A.	EMPRESA DE SERVICIOS	5,304,000	51.00	2,728	4,196
30 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**514,181**	**4,505,233**
ASOCIADAS					
1 INDUSTRIA ENVASADORA DE QUERETARO, S.A. DE C.V.	ENLATADORA	84,609	16.92	8,670	62,044
2 ANDAMIOS ATLAS, S.A. DE C.V.	ANDAMIOS	1,065,139	26.01	6,524	48,581
3 PROMOTORA INDUSTRIAL AZUCARERA, S.A. DE C.V.	CONTR. INGENIOS AZUCAREROS	12,700,791	49.00	65,075	689,351
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**80,269**	**799,976**
OTRAS INVERSIONES PERMANENTES					**36,927**
TOTAL					**5,342,136**

OBSERVACIONES

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 3 AÑO: 2003

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
CON GARANTIA																
REFACCIONARIO/BANORTE		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
ORGANISMOS FINANCIEROS																
AVIO/INTERNACIONAL		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
REFACCIONARIO/INTERNACIONAL		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
AVIO/BANCOMER		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
REFACCIONARIO/BANCOMER		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANCARIOS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
DIVERSOS	31/12/2003	0.00	296,123	0	0	446	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			**296,123**	**0**	**0**	**446**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
DIVERSOS	31/12/2003	0.00	301,668	0	0	24,895	0	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**301,668**	**0**	**0**	**24,895**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			597,791	**0**	**0**	**25,341**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

OBSERVACIONES

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2003**

GRUPO CONTINENTAL, S.A.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	147,682	1,631,091	0	0	1,631,091
PASIVO	2,294	25,341			25,341
	2,294		0	0	25,341
	0		0	0	0
SALDO NETO	145,388	1,605,750			1,605,750

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSION ES DE $11.0446 US DOLLAR PUBLICADO POR EL BANCO DE MEXICO , EN EL DIARIO OFICIAL DE LA FEDERACION EL ULTIMO DIA HABIL DEL MES QUE SE REPORTA.

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2003**
GRUPO CONTINENTAL, S.A.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	2,663,418	813,504	(1,849,914)	0.40	(7,400)
FEBRERO	2,850,628	785,606	(2,065,022)	0.28	(5,734)
MARZO	2,935,366	818,109	(2,117,257)	0.63	(13,364)
ABRIL	2,990,901	838,981	(2,151,920)	0.17	(3,673)
MAYO	3,087,764	1,448,117	(1,639,647)	(0.32)	5,291
JUNIO	2,540,044	825,796	(1,714,248)	0.08	(1,416)
JULIO	2,555,990	759,478	(1,796,512)	0.14	(2,603)
AGOSTO	2,619,827	761,911	(1,857,916)	0.29	(5,572)
SEPTIEMBRE	2,772,027	773,618	(1,998,409)	0.60	(11,992)
ACTUALIZACION:	0	0	0	0.00	(416)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
T O T A L					**(46,879)**

OBSERVACIONES

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2003**
GRUPO CONTINENTAL, S.A.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

=== N O A P L I C A ===

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

=== N O A P L I C A ===

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

TRIMESTRE: **3** AÑO: **2003**

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
REGION OCCIDENTE	EMBOTELLADORA	46,335	66
REGION CENTRO	EMBOTELLADORA	31,594	68
REGION NORTE	EMBOTELLADORA	22,107	71
TOTAL GRUPO	EMBOTELLADORA	100,036	68
CONCENTRADOS IND., SA DE CV	FABRICA DE CONCENTRADOS Y ESPECIALIDADES QUIMICAS	526	53

OBSERVACIONES

(1)
- LA CAPACIDAD INSTALADA PRESENTADA ES TRIMESTRAL.
- LA CAPACIDAD INSTALADA ANUAL ASCIENDE A 400 MILLONES DE CAJAS UNIDAD.
- EN EL CASO DE LAS EMBOTELLADORAS DE BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR, LA CAPACIDAD INSTALADA SE PRESENTA EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EN EL CASO DE CONCENTRADOS INDUSTRIALES LA CAPACIDAD INSTALADA ESTA EXPRESADA EN MILES DE LITROS DE CONCENTRADOS Y ESPECIALIDADES QUIMICAS EN UN TRIMESTRE.

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

TRIMESTRE: **3** AÑO: **2003**

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CONCENTRADO	COCA-COLA DE MEXICO			SI	33.19
AZUCAR	P.I.A.S.A. (ASOCIADA)			SI	20.88
ENVASE NO RETORNABLE	VITRO,S.A. E INNOPACK			SI	20.88
CORCHOLATA Y TAPAS	TAPON CORONA D GUADALAJARA SA CROWN CORK DE MEXICO, SA TAPAS INNOVATIVAS, SA DE CV			SI	3.49

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2003**
GRUPO CONTINENTAL, S.A.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR (NARTD)	266,486	3,418,574	265,149	7,363,097	37.60	COCA-COLA, COCA-COLA VAINILLA, COCA-COLA LIGHT, FANTA, SPRITE, FRESCA, LIFT, DELAWARE, SPRITE CERO, SENZAO, POWERade, MICKEY AVENTURAS, NESTEA, BEAT, CIEL	DETALLISTAS EN GENERAL
DIVERSOS				84,424		DIVERSAS	DIVERSOS
TOTAL		3,418,574		7,447,521			

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2003**

GRUPO CONTINENTAL, S.A.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
SERVICIOS DE ANALISIS QUIMICOS				299	COSTA RICA	COINSA	DIVERSOS
TOTAL				299			

OBSERVACIONES

LAS SIGUIENTES OBSERVACIONES CORRESPONDEN A VENTAS NACIONALES:

- EL VOLUMEN DE PRODUCCION Y VENTAS DE LOS PRINCIPALES PRODUCTOS DE REFRESCOS SON DETERMINADOS EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EL GARRAFON DE AGUA CIEL TIENE CAPACIDAD DE 20 LITROS.
- EL PORCENTAJE DE PARTICIPACION EN LA CATEGORIA DE BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR (NARTD) QUE PRESENTAMOS, ES UNA CIFRA DETERMINADA CON BASE EN INFORMACION PROPORCIONADA POR RESEARCH INTERNATIONAL (CAMPO), INFORMATION TOOLS LTD (PROCESAMIENTO) Y THE COCA COLA COMPANY.

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: 3 AÑO: **2003**

GRUPO CONTINENTAL, S.A.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
*	0.02000	0	749,980,000			749,980,000	15,000	
TOTAL			**749,980,000**	**0**	**0**	**749,980,000**	**15,000**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
749,980,000

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE AL TRIMESTRE
*	20,000	14.27000	16.30000

OBSERVACIONES

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2003**

GRUPO CONTINENTAL, S.A.

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

NO APLICA

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2003**

GRUPO CONTINENTAL, S.A.

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

NO APLICA

CLAVE DE COTIZACION: CONTAL
GRUPO CONTINENTAL, S.A.

FECHA: 23/10/2003 09:53

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO CONTINENTAL, S.A.
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
DIRECCION DE INTERNET:	www.contal.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GCO7901128N8
DOMICILIO FISCAL:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP

RESPONSABLE DE PAGO

NOMBRE:	- ROBERTO MARTINEZ GARZA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP
TELEFONO:	01-833 241-25-21
FAX:	01-833 241-25-77
E-MAIL:	rmartinez@contal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	- CYNTHIA H. GROSSMAN -
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 213-37-21
FAX:	01-833 217-02-95 Y 01-833 241-25-77
E-MAIL:	info@contal.com

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10

CLAVE DE COTIZACION: **CONTAL** FECHA: 23/10/2003 09:53
GRUPO CONTINENTAL, S.A.

FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	- ROBERTO MARTINEZ GARZA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-21
FAX:	01-833 241-25-77
E-MAIL:	rmartinez@contal.com

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303

CLAVE DE COTIZACION: CONTAL FECHA: 23/10/2003 09:53
GRUPO CONTINENTAL, S.A.

COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NO APLICA
NOMBRE:	N.A. NO APLICA NO APLICA NO APLICA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	info@contal.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE TESORERIA
NOMBRE:	- MIGUEL ANGEL DIAZ ALONSO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-15
FAX:	01-833 241-25-77
E-MAIL:	mdiaz@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

CLAVE DE COTIZACION: CONTAL
GRUPO CONTINENTAL, S.A.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

C.P. MARCOS AGUILAR ROMO
SECRETARIO DEL CONSEJO DE ADMINISTRACION

C.P. MIGUEL ANGEL RABAGO VITE
DIRECTOR EJECUTIVO DE FINANZAS

TAMPICO, TAMP, A 23 DE OCTUBRE DE 2003